UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-37689

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05/01/17 (MM/DD/YY) AND ENDING 04/30/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Rhodes Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

306 West 7th Street, Suite 1000
(No. and Street)

Fort Worth	Texas	76102
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kathy Parker — 304-476-6002
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams LLP
(Name – *if individual, state last, first, middle name*)

8750 North Central Expressway, Suite 300	Dallas	TX	75231
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, J. Gordon Rhodes   , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Rhodes Securities, Inc.   , as
of June 28   , 20 18   , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____



Marilyn R. Zehntner
Notary Public,
State of Texas
Expires: 03/03/2019

Notary Public

_____
Signature

Chief Executive Officer
_____
Title

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RHODES SECURITIES, INC.
Contents

 MOSS_ADAMS

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Rhodes Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Rhodes Securities, Inc. (the Company) as of April 30, 2018, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of April 30, 2018, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 8 to the financial statements, the Company is involved in litigation, the outcome of which could have a material adverse effect on its financial statements. The uncertainty over the outcome of this litigation raises substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to this matter are also described in Note 9. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Opinion on the Supplemental Information

The information in Schedule I has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The information in Schedule I is the responsibility of the Company's management. Our audit procedures include determining whether the information in Schedule I reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedule I. In forming our opinion on the information in Schedule I, we evaluated whether the information in Schedule I, including its form and content is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

Moss Adams LLP

Dallas, Texas
June 28, 2018

We have served as the Company's auditor since 2017.

RHODES SECURITIES, INC.
Statement of Financial Condition
April 30, 2018

ASSETS

Cash	$	527,056
Commissions receivable		361,128
Clearing deposit		75,000
Prepaid expenses		2,650
Related party receivables		1,963
Prepaid federal income tax		5,320
Deferred tax asset		11,660
Property and equipment, at cost, net of accumulated		
depreciation and amortization of $172,357		22,833
TOTAL ASSETS	$	1,007,610

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Accounts payable and accrued liabilities	$	549,696
State income taxes payable		7,386
Total Liabilities		557,082
Stockholders' equity:		
Preferred stock, no par value, 5,000,000 shares authorized,		
Series 2, 5,000 shares authorized, 1,270 shares issued and outstanding.		507,800
Common stock, no par value, 10,000,000 shares authorized,		
99,000 shares issued and 90,000 shares outstanding.		21,000
Additional paid-in capital		33,100
Retained earnings (Deficit)		(34,971)
Treasury stock, 9,000 shares at cost		(76,401)
Total Stockholders' Equity		450,528
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	1,007,610

See notes to financial statements.

RHODES SECURITIES, INC.
Statement of Income
For the Year Ended April 30, 2018

Revenues

Securities commissions	$	563,405
Mutual fund commissions		1,026,066
Variable annuity commissions		702,775
Interest income		129,885
Margin interest		40,752
Other		69,651
Total Revenue		2,532,534

Expenses

Commissions and related costs-registered representatives	1,538,847
Compensation and related costs-officers and employees	331,630
Clearing charges	69,908
Communications	29,346
Errors and bad debts	3,505
Interest expense	1,035
Settlement costs	343,000
Occupancy and equipment costs	58,965
Professional fees	66,845
Promotional costs	39,061
Regulatory fees	32,636
Other	125,867
Total Expenses	2,640,645
Net loss before income taxes	(108,111)
Provision for (benefit) income taxes	(7,774)
Net Loss	$ (100,337)

See notes to financial statements.

RHODES SECURITIES, INC.
Statement of Changes in Stockholders' Equity
For the Year Ended April 30, 2018

	Preferred Stock	Common Stock	Additional Paid-in Capital	Retained Earnings (Deficit)	Treasury Stock	Total
Balances at April 30, 2017	$ 224,800	$ 21,000	$ 33,100	$ 65,366	$ (76,401)	$ 267,865
Preferred stock issued	283,000	--	--	-	--	283,000
Net loss	--	--	--	(100,337)	--	(100,337)
Balances at April 30, 2018	$ 507,800	$ 21,000	$ 33,100	$ (34,971)	$ (76,401)	$ 450,528

See notes to financial statements.

RHODES SECURITIES, INC.
Statement of Cash Flows
For the Year Ended April 30, 2018

Cash flows from operating activities

Net loss	$	(100,337)
Adjustments to reconcile net loss to net		
cash used in operating activities:		
Depreciation and amortization		7,950
Deferred tax benefit		(11,660)
Changes in operating assets and liabilities:		
Increase in commissions receivable		(44,007)
Decrease in receivables and advances - related parties		597
Increase in prepaid expenses		(1,740)
Increase in accounts payable and accrued liabilities		169,319
Increase in state income taxes payable		3,886
Net cash provided by operating activities		24,008

Cash flows from investing activities

Loans to affiliates	(1,963)
Purchase of Property and Equipment	(9,386)
Net cash used in investing activities	(11,349)

Cash flows from financing activities

Issuance of preferred stock	283,000
Net cash provided from financing activities	283,000

Net increase in cash	295,659
Cash at beginning of year	231,397
Cash at end of year	$ 527,056

Supplemental Disclosures of Cash Flow Information
Cash paid during the year for:

Income taxes - state	$ 3,631
Interest	$ 1,035

See notes to financial statements.

Page 5

RHODES SECURITIES, INC.
Notes to the Financial Statements
April 30, 2018

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business:

Rhodes Securities, Inc. (Company) was organized in 1987 as a Texas corporation. The Company is registered with the Securities and Exchange Commission (SEC) as a broker-dealer in securities, and is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporation (SIPC).

The Company operates under the exemption provisions of SEC Rule 15c3-3(k)(2)(ii) of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Company does not hold customer funds or securities and clears all transactions on behalf of customers on a fully disclosed basis through a clearing broker-dealer. The clearing broker-dealer carries the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

The Company operates as an independent full service broker-dealer in securities with its main office located in Ft. Worth, Texas. The Company supports registered representatives located throughout the United States whose customers are primarily individuals.

Significant Accounting Policies:

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Substantially all of the Company's financial asset and liability amounts reported in the statement of financial condition are short term in nature and approximate fair value.

Property and Equipment

Property and equipment are recorded at cost less accumulated depreciation and amortization. Depreciation and amortization are provided for using the straight-line method over the estimated useful lives of 4 to 7 years.

Revenue Recognition

Securities commissions and the related expenses are recorded on a trade date basis as securities transactions occur. Securities commissions also include mutual fund revenue, interest rebates on customer accounts, and other revenue related to customer accounts, which are accrued as earned.

Variable annuity commissions are earned through a related party registered investment advisor and insurance sales company. Variable annuity commissions and related expenses are recorded when the policies are funded by the customer and accepted by the insurance company and on contracts that remain in force, trail fees are accrued as earned.

Note 1 - Nature of Business and Summary of Significant Accounting Policies, continued

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of assets and liabilities for financial and income tax reporting. Deferred tax assets and liabilities represent future tax return benefits and consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

Tax benefits associated with uncertain tax positions are recognized in the period in which one of the following conditions is satisfied: (1) the more likely than not recognition threshold is satisfied; (2) the position is ultimately settled through negotiation or litigation; or (3) the statute of limitations for the taxing authority to examine and challenge the position has expired. Tax benefits associated with an uncertain tax position are derecognized in the period in which the more likely than not recognition threshold is no longer satisfied. Any potential interest and penalty associated with a tax contingency, should one arise, would be included as a component of income tax expense in the period in which the assessment arises.

The Company is subject to state income taxes.

Note 2 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At April 30, 2018, the Company had net capital of $398,298, which was $348,298 in excess of its required net capital of $50,000. The Company's net capital ratio was 1.40 to 1.

Note 3 - Transactions with Clearing Broker-Dealer

The Company has an agreement with a clearing broker-dealer to provide clearing, execution and other related securities services. Clearing charges are incurred at a fixed rate multiplied by the number of tickets traded by the Company. The agreement requires the Company to maintain a minimum of $75,000 in a deposit account with the clearing broker-dealer.

Note 4 - Property and Equipment

Property and equipment consists of the following:

Furniture	$ 75,927
Equipment	89,811
Leasehold improvements	29,452
	195,190
Less accumulated depreciation and amortization	(172,357)
	$ 22,833

Depreciation and amortization expense totaled $ 7,950 for the year and is reflected in the accompanying statement of income as occupancy and equipment costs.

Note 5 - Income Taxes

The provision for income taxes consists of the following:

Current federal income tax expense	$ 0
Deferred income tax expense (benefit)	(11,660)
Current state income tax expense	3,886
Total income tax expense (benefit)	$ (7,774)

The Company's current federal income tax expense differs from the expected income tax expense from applying statutory rates to net income (loss) before income taxes because of permanent differences related to nondeductible expenses.

The valuation allowance decreased $36,554 in 2018. $24,895 of the deferred tax asset decrease is due to changes in estimated expected tax rates from the Tax Cuts and Jobs Act that was signed into law on December 22, 2017.

Note 5 - <u>Income Taxes, continued</u>

Deferred income tax assets, liabilities:

Net property and equipment	$	(4,620)
Net operating loss carryforward for federal income taxes		70,028
Charitable contributions carryforward		5,852
		71,260
Valuation allowance		(59,600)
Net deferred tax asset	$	11,660

Net operating losses carried forward of $333,468 are available to offset future taxable income. $277,942 of net operating losses expire in 2037 and $55,526 have no expiration date.

Note 6 - <u>Defined Contribution Plan</u>

The Company has a qualified 401(k) profit sharing plan which covers all employees meeting certain eligibility requirements. Eligible employees may make elective contributions not to exceed statutory limits and the Company may make discretionary matching and profit sharing contributions. Employee contributions vest immediately and Company contributions are on a 6 year vesting schedule. The Company made discretionary matching and profit sharing contributions and incurred administrative fees totaling $8,464 for the year ended April 30, 2018.

Note 7 - <u>Off-Balance-Sheet Risk and Concentration of Credit Risk</u>

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker-dealer. The clearing broker-dealer carries the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker-dealer may charge any losses incurred to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker-dealer.

The Company has commissions receivable and a clearing deposit due from and held by its clearing broker-dealer of $361,128 and $75,000, respectively, totaling $436,128, which represents approximately 44% of the Company's total assets.

Note 8 - Commitments and Contingencies

Commitments

The Company leases office facilities in Fort Worth, TX under a noncancelable operating lease expiring in May 2022. The lease requires the Company to pay its pro rata share of certain operating expenses in excess of a specified amount. Future minimum lease commitments follow for each of the years ending April 30;

2019	$ 91,575
2020	93,051
2021	93,051
2022	93,051
2023	7,754
	$ 378,482

Rent expense for the year relating to office facilities was $28,595, which is reported net of approximately $64,000 in amounts charged primarily to Rhodes Investment Advisors, Inc. (RIA) and registered representatives of the Company.

Contingencies

On September 1, 2017, former customers (Claimants), representing 3 separate accounts, initiated a FINRA action against Rhodes Securities and its three principals (collectively "Rhodes"), and a former registered representative. Claimants allege that, between 2012 and 2015, the former representative made investments that were unsuitable and over-concentrated given the investment objectives for the accounts and the retirement nature of two of the three accounts, causing losses of over $250,000 during a time when the overall stock market performed exceptionally well. Claimants are seeking actual and compensatory damages, reasonable returns on their investments, punitive damages, pre-award and post-award interest, all costs and expenses incurred in this action, and additional relief.

This matter is in the early stages of discovery, investigation and analysis. Legal counsel, based on its preliminary assessment, has not concluded that an unfavorable outcome is either probable or remote, and, accordingly has expressed no opinion on the likelihood of an unfavorable outcome or potential loss with respect to this matter.

Note 9 - Going Concern

As discussed in Note 8, the Company is involved in litigation that when resolved could have a material adverse effect on its financial position. Management has considered this matter in its assessment of going concern and has concluded that the uncertainty over the outcome of this matter raises substantial doubt about the Company's ability to continue as a going concern within one year after June 28, 2018, the date the financial statements are available to be issued. The Company plans to take steps necessary to maintain required net capital and continue in existence, including, but not limited to, obtaining additional equity contributions from one or more of its stockholders.

Note 10 - Related Party Transactions

The Company and Rhodes Investment Advisors, Inc. (RIA), a related party registered investment advisor and insurance sales company, are under common control, and the existence of that control creates operating results and financial position significantly different than if the companies were autonomous.

The Company earned and reported $702,775 in variable annuity commissions received by RIA during the year through dual licensed registered representatives with RIA.

Investment advisory fees received by the Company during the year from its clearing broker-dealer, totaling approximately $2.0 million, were earned and reported as revenue of RIA.

The Company has a Services Agreement (Agreement) with RIA, effective July 2007. The Agreement is for a one year term, automatically renews on a year to year basis unless terminated by either party on 30 days notice prior to expiration of an annual term. Under the Agreement, the Company is to provide office facilities, personal property and support services. The Company invoices RIA monthly for the expenses allocated and support services provided. The amounts invoiced and billed were not consummated on terms equivalent to arms length transactions and fluctuate on a monthly basis. The total amount billed to RIA under this Agreement were approximately $180,000 for the year ended April 30, 2017 and have been reported as reductions of various expenses in the statement of income.

The Company is the common paymaster for RIA's registered representatives.

The Company generally settles the amounts due to or from RIA monthly and at April 30, 2018 the Company was due $1,963 from RIA.

RHODES SECURITIES, INC.
Supplemental Information Pursuant to Rule 17a-5
As of April 30, 2018

Computation of Net Capital

Total stockholders' equity qualified for net capital			$	450,528

Deductions and/or charges
  Non-allowable assets:

Commissions receivable	$	7,804		
Related party receivables		1,963		
Deferred tax asset		11,660		
Prepaid expenses		2,650		
Prepaid federal income tax		5,320		
Property and equipment, net		22,833		(52,230)

Net capital			$	398,298

Aggregate Indebtedness

Accounts payable and accrued liabilities			$	549,696
State income taxes payable				7,386

Total aggregate indebtedness			$	557,082

Computation of Basic Net Capital Requirement

Minimum net capital required (greater of $50,000 or				
6 2/3% of aggregate indebtedness)			$	50,000

Net capital in excess of minimum requirement			$	348,298

Ratio of aggregate indebtedness to net capital			1.40	to 1

Reconciliation of Computation of Net Capital

The above computation does not differ from the computation of net capital under Rule 15c3-1
as of April 30, 2018 as filed by Rhodes Securities, Inc. on form X-17-A-5.
Accordingly, no reconciliation is necessary.

 MOSSADAMS

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Rhodes Securities, Inc.

We have reviewed management's statements, included in the accompanying Rhodes Securities, Inc. Exemption Report, in which (1) Rhodes Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Rhodes Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the exemption provisions) and (2) Rhodes Securities, Inc. stated that Rhodes Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Rhodes Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Rhodes Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Moss Adams LLP

Dallas, Texas
June 28, 2018

RHODES SECURITIES
INCORPORATED

endurance. strength. vision.
MEMBER · FINRA · SIPC · SIFMA

Rhodes Securities, Inc.'s Exemption Report

Rhodes Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, 'Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k): (2)(ii)

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

Rhodes Securities, Inc.

I, Gordon Rhodes, swear (or affirm) that, to my best knowledge and belief, this exemption report is true and correct.

By: _____

Title: CEO
06/28/2018

Fort Worth Club Building · Suite 1000
306 West 7th Street · Fort Worth, Texas 76102-4905

ph: 817.334.0455 · tf: 800.330.0455 · fx: 817.334.0063
www.rhodessecurities.com

Insurance and investment advisory products offered through Rhodes Investment Advisors, Inc.

 MOSSADAMS

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Board of Directors
Rhodes Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Rhodes Securities, Inc. and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Rhodes Securities, Inc. (the Company) for the year ended April 30, 2018, solely to assist you and the SIPC in evaluating Rhodes Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows.

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the total revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended April 30, 2018 with the total revenue amount reported in Form SIPC-7 for the year ended April 30, 2018, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and,

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 and SIPC-6 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Moss Adams LLP

Dallas, Texas
June 28, 2018

SIPC-7

(35-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 04/30/2018

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(35-REV 6/17)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-37689 FINRA APR 06/05/1987
RHODES SECURITIES INC
306 WEST 7TH STREET
STE 1000
FORT WORTH, TX 76102

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Kathy Parker 304.476.6002

2. A. General Assessment (item 2e from page 2)		$ 1076
B. Less payment made with SIPC-6 filed (exclude interest) 11/30/2017 Date Paid		(920)
C. Less prior overpayment applied		( )
D. Assessment balance due or (overpayment)		156
E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum		0
F. Total assessment balance and interest due (or overpayment carried forward)		$ 156
G. PAYMENT: √ the box Check mailed to P.O. Box [✓] Funds Wired [ ] Total (must be same as F above)	$ 156.00	
H. Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

none

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

RHODES SECURITIES INC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 8th day of June, 20 18.

FinOp
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 05/01/2017
and ending 04/30/2018

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 2532584

2b. Additions:

    (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

    (2) Net loss from principal transactions in securities in trading accounts.

    (3) Net loss from principal transactions in commodities in trading accounts.

    (4) Interest and dividend expense deducted in determining item 2a.

    (5) Net loss from management of or participation in the underwriting or distribution of securities.

    (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

    (7) Net loss from securities in investment accounts.

        Total additions   0

2c. Deductions:

    (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   1728841

    (2) Revenues from commodity transactions.

    (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   69908

    (4) Reimbursements for postage in connection with proxy solicitation.

    (5) Net gain from securities in investment accounts.

    (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

    (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

    (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

        (Deductions in excess of $100,000 require documentation)

    (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 16301

        (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 1085

        Enter the greater of line (i) or (ii)   16301

        Total deductions   1815050

2d. SIPC Net Operating Revenues $ 717534

2e. General Assessment @ .0015   Rate effective 1/1/2017 $ 1076

        (to page 1, line 2.A.)

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